Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, September 29, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following MATERIAL FACT:

●	As reported by Material Fact dated September 18, 2020, the Honorable Judge James L. Garrity Jr. of the Bankruptcy Court of the Southern District of New York (the “Court”), resolved to approve the DIP financing proposal presented by LATAM on September 17, 2020 (the “DIP Financing”), which main terms and conditions were described in the Material Fact files on such date.

●	In accordance with the terms of said approval and for the purposes of its implementation, the different parties involved in the DIP Financing have signed on this date, a credit agreement subject to the laws of the State of New York, United States of America denominated Super- Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”).

●	A copy of the DIP Credit Agreement was notarized on this date at the 34th Santiago Notary Office of Mr. Eduardo Diez Morello, and is available at the following link: https://latamairlines.gcs-web.com/static-files/643941ad-bb49-4072-ad54-f8a1a36bb769.

Sincerely yours,

Roberto Alvo M. CEO LATAM Airlines Group S.A.